Exhibit 21.1

Subsidiaries of Celsius Holdings, Inc.

Entity	Jurisdiction of Organization

Celsius Netshipments, Inc.	Florida

Celsius, Inc.	Nevada

Celsius Asia Holdings Ltd.	Hong Kong

Celsius China Holdings Ltd.	Hong Kong

Celsius (Beijing) Beverage Co. Ltd	China
Celsius European Holdings, B.V.	Netherlands
Func Food Group Oyj	Finland
Func Food Finland Oy	Finland
Suomen Lisaravinne Oy	Finland
Func Food Sweden AB	Sweden
Peoples Choice AB	Sweden
Freddy Store AB	Sweden
Func Food Norge AS	Norway